Exhibit 99.1

Press Release

For more information contact:

Media Relations: Britt Zarling Vice President, Corporate Communications Fiserv, Inc. 678-375-1595 britt.zarling@fiserv.com	Investor Relations: Tiffany Willis Vice President, Investor Relations Fiserv, Inc. 678-375-4643 tiffany.willis@fiserv.com

For Immediate Release

Fiserv Announces Preliminary Fourth Quarter and Full Year 2018 Results and 2019 Outlook

GAAP revenue growth of 2 percent in the quarter and for the year;

GAAP EPS from continuing operations decrease of approximately 43 percent in the quarter and relatively consistent for the year;

Internal revenue growth of approximately 4.5 percent in the quarter and for the year;

Adjusted EPS increase of 24 to 25 percent in the quarter and approximately 25 percent for the year;

Company preliminarily expects 2019 internal revenue growth of 4.5 to 5 percent and adjusted EPS growth of 10 to 14 percent

Brookfield, Wis., January 16, 2019 – Fiserv, Inc. (NASDAQ: FISV), a leading global provider of financial services technology solutions, in connection with entering into a definitive merger agreement to acquire First Data Corporation, today announced selected preliminary financial results for the fourth quarter and full year 2018 and outlook for 2019. Actual results for the fourth quarter and full year 2018 are expected to be reported on Thursday, February 7, 2019.

Preliminary Fourth Quarter and Full Year 2018 GAAP Results

Fiserv expects to report GAAP revenue of $1.55 billion and $5.82 billion for the fourth quarter and full year 2018, respectively, or an increase of 2 percent in each period compared to the prior year periods.

GAAP earnings per share from continuing operations is expected to be in the range of $0.71 to $0.72 for the fourth quarter of 2018, or a decrease of approximately 43 percent compared to the prior year period. GAAP earnings per share from continuing operations is expected to be in the range of $2.87 to $2.88 for the full year, relatively consistent compared to the prior year. GAAP earnings per share from continuing operations in 2018 included a gain of $0.37 per share on the sale of 55 percent interest of the company’s Lending Solutions business (the “Lending Transaction”). GAAP earnings per share from continuing operations in 2017 included discrete tax benefits from the December 2017 enactment of The Tax Cuts and Jobs Act of $0.65 per share and $0.64 per share in the fourth quarter and full year, respectively. The company also completed a two-for-one stock split in the first quarter of 2018. Accordingly, all share data and per share amounts are presented on a split-adjusted basis.

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Preliminary Fourth Quarter and Full Year 2018 Non-GAAP Results

Fiserv expects to report adjusted revenue of $1.47 billion and $5.54 billion for the fourth quarter and full year 2018, respectively, or an increase of 2 percent in each period compared to the prior year periods.

Internal revenue growth for the company is expected to be approximately 4.5 percent for both the fourth quarter and full year 2018.

Adjusted earnings per share is expected to be in the range of $0.84 to $0.85 for the fourth quarter of 2018, or an increase of 24 to 25 percent compared to the prior year period. Adjusted earnings per share is expected to be in the range of $3.10 to $3.11 for the full year, or an increase of approximately 25 percent compared to the prior year.

Preliminary Outlook for 2019

Fiserv expects internal revenue growth in a range of 4.5 to 5 percent in 2019. The company also expects adjusted earnings per share in a range of $3.39 to $3.52, which represents growth of 10 to 14 percent over the expected 2018 range, as adjusted for the Lending Transaction. The company’s outlook for 2019 does not include any impact related to the transaction with First Data Corporation.

Agreement to Combine with First Data Corporation

In a separate press release issued today, Fiserv announced that it will combine with First Data Corporation in an all-stock transaction for an equity value of approximately $22 billion. The release is available in the “Investor Relations” section of fiserv.com.

About Fiserv

Fiserv, Inc. (NASDAQ: FISV) enables clients worldwide to create and deliver financial services experiences in step with the way people live and work today. For 35 years, Fiserv has been a trusted leader in financial services technology, helping clients achieve best-in-class results by driving quality and innovation in payments, processing services, risk and compliance, customer and channel management, and insights and optimization. Fiserv is a member of the FORTUNE® 500 and has been named among the FORTUNE Magazine World’s Most Admired Companies® for five consecutive years, recognized for strength of business model and innovation leadership. Visit fiserv.com and follow on social media for more information and the latest company news.

Use of Non-GAAP Financial Measures

In this preliminary earnings release, the company supplements its reporting of information determined in accordance with GAAP, such as revenue, income from continuing operations and earnings per share from continuing operations, with “adjusted revenue,” “internal revenue growth,” “adjusted net income,” “adjusted earnings per share” and “adjusted earnings per share, as adjusted for the Lending Transaction.” Management believes that adjustments for certain non-cash or other items and the exclusion of certain pass-through revenue and expenses should enhance shareholders’ ability to

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evaluate the company’s performance, as such measures provide additional insights into the factors and trends affecting its business. Therefore, the company excludes these items from GAAP revenue, income from continuing operations and earnings per share from continuing operations to calculate these non-GAAP measures. The corresponding reconciliations of these non-GAAP financial measures to the most comparable GAAP measures are included in this preliminary earnings release, except for forward-looking measures where a reconciliation to the corresponding GAAP measures is not available due to the variability, complexity and limited visibility of the non-cash and other items described below that are excluded from the non-GAAP outlook measures. See page 9 for additional information regarding the company’s forward-looking non-GAAP financial measures.

Examples of non-cash or other items may include, but are not limited to, non-cash deferred revenue adjustments arising from acquisitions, non-cash intangible asset amortization expense associated with acquisitions, non-cash impairment charges, severance costs, charges associated with early debt extinguishment, merger and integration costs, certain costs associated with the achievement of the company’s operational effectiveness objectives, gains or losses from dispositions and unconsolidated affiliates, and certain discrete tax benefits and expenses. The company excludes these items to more clearly focus on the factors management believes are pertinent to its operations, and management uses this information to make operating decisions, including the allocation of resources to the company’s various businesses.

Internal revenue growth is a non-GAAP financial measure and is described on page 8. Management believes internal revenue growth is useful because it presents revenue growth excluding acquisitions, dispositions and the impact of postage reimbursements in the company’s Output Solutions business, and including deferred revenue purchase accounting adjustments. Management believes this supplemental information enhances shareholders’ ability to evaluate and understand the company’s core business performance.

These non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, income from continuing operations and earnings per share from continuing operations or any other amount determined in accordance with GAAP.

Forward-Looking Statements

The preliminary financial results for the fourth quarter and full year 2018 represent the most current information available to management and reflect estimates and assumptions. The company’s actual results may differ materially from these preliminary results due to the completion of the company’s financial closing procedures, final adjustments and other developments that may arise between the date of this press release and the time that financial results for the fourth quarter and full year 2018 are finalized. The foregoing preliminary financial results have not been compiled or examined by our independent registered public accounting firm nor have our independent registered public accounting firm performed any procedures with respect to this information or expressed any opinion or any form of assurance of such information. These preliminary financial results should not be viewed as a

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substitute for full financial statements prepared in accordance with U.S. GAAP or as a measure of performance. In addition, these preliminary financial results are not necessarily indicative of the results to be achieved for any future period.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated internal revenue growth, adjusted earnings per share and adjusted earnings per share growth. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe the company’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data Corporation into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data Corporation and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data Corporation may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data Corporation are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data Corporation and their customers and Fiserv’s and First Data Corporation’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data Corporation’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data Corporation’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data Corporation and their subsidiaries individually or collectively; regulatory

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supervision and oversight, and Fiserv’s and First Data Corporation’s ability to comply with government regulations; the impact of Fiserv’s and First Data Corporation’s strategic initiatives; Fiserv’s and First Data Corporation’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data Corporation’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2017, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this press release.

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Fiserv, Inc.

Reconciliation of GAAP to

Adjusted Net Income and Adjusted Earnings Per Share

(In millions, except per share amounts, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
GAAP income from continuing operations	$286-290	$532	$1,187-1,191	$1,232
Adjustments:
Merger, integration and other costs [1]	14	22	89	74
Severance costs	2	2	17	24
Amortization of acquisition-related intangible assets	43	42	163	159
Loss on early debt extinguishment [2]	6	—	14	—
Lending Transaction impact [3]	—	(16)	—	(50)
Tax impact of adjustments [4]	(15)	(17)	(63)	(68)
Gain on sale of businesses [5]	—	—	(227)	(10)
Tax impact of gain on sale of businesses [4]	—	—	77	5
Unconsolidated affiliate activities [6]	4	(1)	7	(32)
Tax impact of unconsolidated affiliate activities [4]	(1)	—	(2)	11
Tax reform [7]	—	(275)	19	(275)

Adjusted net income	$339-343	$289	$1,281-1,285	$1,070

GAAP earnings per share from continuing operations	$0.71-0.72	$1.25	$2.87-2.88	$2.86
Adjustments—net of income taxes:
Merger, integration and other costs [1]	0.03	0.03	0.17	0.11
Severance costs	0.01	—	0.03	0.04
Amortization of acquisition-related intangible assets	0.08	0.07	0.31	0.25
Loss on early debt extinguishment [2]	0.01	—	0.03	—
Lending Transaction impact [3]	—	(0.03)	—	(0.08)
Gain on sale of businesses [5]	—	—	(0.37)	(0.01)
Unconsolidated affiliate activities [6]	0.01	—	0.01	(0.05)
Tax reform [7]	—	(0.65)	0.05	(0.64)

Adjusted earnings per share	$0.84-0.85	$0.68	$3.10-3.11	$2.48

Diluted shares used in computing earnings per share	404.7	424.9	413.7	431.3

[1]

Merger, integration and other costs include acquisition and related integration costs of $46 million in 2018 and $47 million in 2017, and certain costs associated with the achievement of the company’s operational effectiveness objectives of $43 million in 2018 and $27 million in 2017, primarily consisting of expenses related to data center consolidation activities.

[2]	Represents the loss on early debt extinguishment associated with the company’s cash tender and redemption of its $450 million aggregate principal amount of 4.625% senior notes.
[3]	Represents the earnings attributable to the disposed 55 percent interest of the company’s Lending Solutions business.
[4]

The tax impact of adjustments is calculated using tax rates of 22 percent and 33 percent in 2018 and 2017, respectively, which approximates the company’s annual effective tax rate for the respective years, exclusive of federal tax reform effects and the actual tax impacts associated with the gain on sale of businesses and unconsolidated affiliate activities.

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[5]	Represents the gains on the Lending Transaction in 2018 and the sale of the company’s Australian item processing business in 2017.
[6]	Represents the company’s share of the net gains on the sales of businesses at StoneRiver and the company’s share of amortization of acquisition-related intangible assets on the Lending Transaction.
[7]	Represents discrete income tax effects associated with federal tax reform and subsequent guidance issued by the Internal Revenue Service.

See pages 2-3 for disclosures related to the use of non-GAAP financial measures.

Earnings per share is calculated using actual, unrounded amounts.

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Fiserv, Inc.

Adjusted Revenue and Internal Revenue Growth

($ in millions, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
Adjusted Revenue	2018	2017	2018	2017
Revenue	$1,551	$1,516	$5,823	$5,696
Output Solutions postage reimbursements	(79)	(77)	(285)	(281)
Deferred revenue purchase accounting adjustments	—	4	3	8

Total Company	$1,472	$1,443	$5,541	$5,423

Internal Revenue Growth [1]	Three Months Ended December 31, 2018		Year Ended December 31, 2018
Total Company	4.5%		4.5%

[1]

Internal revenue growth is measured as the increase in adjusted revenue (see above) for the current period excluding acquired revenue and revenue attributable to dispositions, divided by adjusted revenue from the prior year period excluding revenue attributable to dispositions.

In the fourth quarter of 2018, acquired revenue was $29 million. Revenue attributable to dispositions was $8 million and $69 million in the fourth quarter of 2018 and 2017, respectively, primarily from the Lending Transaction.

Full year 2018 acquired revenue was $74 million. Revenue attributable to dispositions was $82 million and $272 million for full year 2018 and 2017, respectively, primarily from the Lending Transaction.

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Fiserv, Inc.

Full Year Forward-Looking Non-GAAP Financial Measures

Internal Revenue Growth—The company’s internal revenue growth outlook for 2019 excludes acquisitions, dispositions, and the impact of postage reimbursements in its Output Solutions business, and includes deferred revenue purchase accounting adjustments. These adjustments are subject to variability and are anticipated to increase 2019 GAAP revenue growth by approximately 1 percentage point as compared to the internal revenue growth rate.

Adjusted Earnings Per Share—The company’s adjusted earnings per share outlook for 2019 excludes certain non-cash or other items which should enhance shareholders’ ability to evaluate the company’s performance, as such measures provide additional insights into the factors and trends affecting its business. Non-cash or other items may be significant and include, but are not limited to, non-cash deferred revenue adjustments arising from acquisitions, non-cash intangible asset amortization expense associated with acquisitions, non-cash impairment charges, severance costs, charges associated with early debt extinguishment, merger and integration costs, certain costs associated with the achievement of the company’s operational effectiveness objectives, gains or losses from dispositions and unconsolidated affiliates, and certain discrete tax benefits and expenses. The company estimates that the amortization expense with respect to acquired intangible assets as of December 31, 2018 will be approximately $180 million in 2019. Other adjustments to earnings per share that have been incurred in 2018 are presented on page 6. Estimates of these other adjustments on a forward-looking basis are not available due to the variability, complexity and limited visibility of these items.

The company’s adjusted earnings per share growth outlook for 2019 reflects 2018 performance as adjusted for the Lending Transaction.

2018 adjusted earnings per share [1]	$3.10 - $3.11
Lending Transaction impact	(0.02)

2018 adjusted earnings per share, as adjusted for the Lending Transaction	$3.08 - $3.09

2019 adjusted earnings per share outlook	$3.39 - $3.52
2019 adjusted earnings per share growth outlook	10% - 14%

1 See page 6 for a reconciliation of GAAP earnings per share from continuing operations to adjusted earnings per share.

See pages 2-3 for disclosures related to the use of non-GAAP financial measures.

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Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This press release may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “Merger Agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy/consent solicitation statement of Fiserv and First Data that will also constitute a prospectus of Fiserv. This press release is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

When available, shareholders will be able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants will be included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

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